UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Comverse Technology, Inc.

2.	Name of Persons Relying on Exemption:

Cadian Capital Management, LLC
Cadian Fund LP
Cadian Master Fund LP
Cadian Offshore Fund Ltd.
Cadian GP, LLC
Eric Bannasch

3.	Address of Persons Relying on the Exemption:

c/o Cadian Capital Management, LLC
461 Fifth Avenue, 24th Floor
New York, NY 10017

4.	Written Material. The following written materials are attached:

Investor presentation, dated October 26, 2011

(Written material follows on next page.)

# Cadian Capital Management

Investor Presentation

Comverse Technology, Inc. (CMVT)

Vote "AGAINST" Campaign

October 26, 2011

# Table of Contents

CADIAN CAPITAL

# Cadian Capital Management

| | |
|---|---|
| **Founded** | October 2007 |
| **Strategy** | • Global investment manager with more than $1.8 billion in assets under management<br>• Focus on Technology, Media, and Telecommunications (TMT)<br>• Also invests across related industries including financial technology and services, healthcare technology and services, industrials, retail, consumer<br>• Fundamental research-driven stock selection |
| **Portfolio Manager** | Eric Bannasch, *Former Managing Partner at Perry Capital*<br>• Experience across public, private, and corporate investments/M&A<br>• 12 years of TMT experience<br>• Prior to Cadian, managed a $2B public equity TMT portfolio<br>• 8 years of buyside investment experience<br>• Completed over $800M of private investments and acquisitions at Cisco Systems |
| **Reluctant Activist** | • Cadian has never filed a 13D or proxy statement or publicly opposed action by a portfolio company Board of directors or management |

# Comverse Technology, Inc. (CMVT)

CADIAN CAPITAL

- Comverse Technology, Inc. (CMVT) is a holding company comprised of:
  - Comverse Network Systems (CNS) a provider of software-based products that provide billing and customer management solutions for telecommunications and cable companies
    - (VAS) Leading provider of voicemail solutions and messaging solutions
    - (BSS) Provider of solutions to optimize monetization of real time offers to telecommunication subscribers
    - Provider of solutions to optimize access to mobile Internet websites
    - 450 customers in 125 countries and approximately $850 million in revenues
  - Verint, a leader in collecting and analyzing structured and unstructured information to enable customers to make better decisions
    - Verint trades independently on NASDAQ under "VRNT"
    - Approximately $750 million in revenues
    - Majority owned subsidiary of CMVT
    - CMVT owns 16.2 million shares of VRNT common and 100% of VRNT Series A Convertible Preferred Stock
  - Starhome, a provider of wireless service mobility solutions for international roaming
    - Approximately $40 million in revenues growing approximately 20%
    - CMVT owns approximately 66%
  - Significant Net Operating Loss Carryforwards (NOLs)
    - Federal, State and Foreign NOLs

# Vote "AGAINST" Campaign

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- Annual Meeting November 16, 2011
- Cadian urges shareholders to vote "AGAINST" the following directors:
  - Raz Alon
  - Joseph O'Donnell
  - Theodore H. Schell
- Why: Shareholder representation and relevant business experience is required on the Board and new directors are needed to instill a sense of <u>urgency</u> to improve corporate and stock performance
- Majority voting policy makes the vote "AGAINST" important
  - Directors are elected by a "majority of votes cast" – this means that in order for a director to be elected, the number of shares voted "for" a director needs to exceed the number of votes cast "against" that director
  - Director nominees who do not receive a majority of the votes cast shall immediately tender their resignations
  - Board shall decide whether to accept the resignation within 90 days
  - Absent a compelling reason, the Board is expected to accept the resignation

# Comverse Timeline

- 2005 Last annual shareholder meeting held
- 2006 Stock options backdating scandal announced, 6 new directors appointed
- 2007 Company is delisted from NASDAQ
- 2008 Company promises to finish restatement and file 10-K
- 2009 Core business declines 13% when industry declines less than 5%
- 2010 August: Company announces that it has burned $120 million in first 8 months of 2010 and expects to burn an additional $220 million through April of 2011. Stock falls more than 30%
  - September: Company files first 10-K since April 2005
- 2011 Shareholders continue to wait for restatement to complete
  - May: 10-K Filed for fiscal year ending January 2011
  - June: Notice of meeting
  - September 25 and 27: Two directors resign including the largest shareholder on the Board
  - October 7: Proxy statement filed
  - October 15: Cadian continues discussions with the Company
  - October 17: Cadian starts the vote 'AGAINST' campaign

Cadian became alarmed when two highly qualified directors resigned in late September 2011 after the nomination deadline had passed

# Poor Stock Performance



CMVT Daily
10/24/11
NASDAQ
+45%
+30%
+15%
+0%
-15%
-30%
-45%
-60%
-75%
-90%
Volume
©BigCharts.com
40
30
20
10
0
Millions
07
08
09
10
11

On March 14, 2006, CMVT announced it was investigating a stock option backdating fraud. Since January 1, 2007 - after the initial decline surrounding the option accounting issue - the Company's stock price has declined by approximately an additional 68%

# Poor Stock Performance

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| | Price | 1 Year | 3 Year | 5 Year |
|---|---|---|---|---|
| Date | 10/21/2011 | 10/21/2010 | 10/21/2008 | 10/20/2006 |
| | | | | |
| CMVT | 7.00 | 7.72 | 7.50 | 21.98 |
| Change | | -9.3% | -6.7% | -68.2% |
| | | | | |
| NASDAQ | 2637.46 | 2459.67 | 1696.68 | 2342.30 |
| Change | | 7.2% | 55.4% | 12.6% |
| | | | | |
| Peer Group Index | 22.56 | 24.94 | 15.69 | 23.49 |
| Change | | -9.5% | 43.7% | -4.0% |
| | | | | |
| Underperformance vs. NASDAQ | | 16.5% | 62.1% | 80.8% |

CMVT has underperformed for the past 1 year, 3 years, and 5 years

Peer Group Index consists of BMC, BRCD, CIEN, CTXS, CVG, JDSU, JNPR, NSR, PLCM, TKLC, VRSN, DOX and CSGS

# Poor Operating Performance

| Company | Ticker | 2010 Revenues | 2010 Operating Income | **2010 Operating Margin** | 2009 Revenues | 2009 Operating Income | **2009 Operating Margin** | 2008 Revenues | 2008 Operating Income | **2008 Operating Margin** |
|---|---|---|---|---|---|---|---|---|---|---|
| CSG Systems | CSGS | 549 | 74 | **13.5%** | 500 | 74 | **14.8%** | 472 | 89 | **18.9%** |
| Amdocs | DOX | 2984 | 410 | **13.7%** | 2862 | 367 | **12.8%** | 3162 | 405 | **12.8%** |
| Convergys | CVG | 862 | 123 | **14.3%** | 959 | 147 | **15.3%** | 892 | 112 | **12.6%** |
| Comverse (CNS) | CNS | 860 | -59 | **-6.9%** | 792 | -214 | **-27.0%** | 917 | -160 | **-17.4%** |
| Comverse (Consolidated) | CMVT | 1623 | -107 | **-6.6%** | 1533 | -221 | **-14.4%** | 1628 | -351 | **-21.6%** |

Dollars in millions
CMVT has a fiscal year that ends in January.
DOX's fiscal year ends September. CSGS and CVG are on calendar years
CVG excludes non-recurring charges

Comverse Network Systems (CNS) has averaged negative operating margins over the past three years, while its peers have averaged in the mid teens over the same period. Cadian believes that the closest competitors to CNS are CSG Systems, Amdocs, and Convergys.

# Poor Corporate Governance

- No annual meeting held since 2005
- No Form 10-K or 10-Q filings from April 20, 2005 to October 4, 2010
- Material weaknesses in its disclosure controls and procedures and internal control over financial reporting are still present
- Delisted from NASDAQ June 1, 2007. After more than four years, the Company regained compliance in September 2011

# Poor Management of Restatement

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- Company originally told investors that the restatement would be complete in the Fall of 2008
- Company spent more than $550 million on legal and accounting fees
- Lack of SEC filings resulted in delisting from NASDAQ in June 2007
- Restatement wasn't completed until earlier this year

A sense of URGENCY is needed in the Boardroom. Shareholders waited 5 years for this Board to complete a restatement. Shareholders should not need to wait another 5 years for the Board to fix the operations and optimize the capital structure

## Poor Management and Compensation Practices

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- The Board paid former CEO, Andre Dehan, over $18 million in cash and stock in less than four years when the stock declined approximately 68%
- High & Costly management turnover; since 2007, 13 senior executives have left the Company
- Shareholders have paid the Board over $14 million in cash and stock since the last election

Proposal 5 at the annual meeting is to approve the 2011 Stock Incentive Plan and for the Company to reserve 22,000,000 shares of CMVT common stock under the plan

Cadian recognizes the importance of a stock ownership culture, but this is 10.7% DILUTION

# More Recent Questionable Dilution

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Another questionable decision by the Board:

- October 21, 2011, CMVT elected to issue 12,462,236 shares of its common stock to pay $82.5 million to settle a class action suit
- In the settlement, the Company had the option of paying cash
- In accordance with the terms of the settlement, the value of the shares was determined based on the ten day average of the closing prices
- CMVT stock is near 5 year lows
- Interest rates are at all time lows ($600 million debt on the CMVT balance sheet is VRNT debt consolidated)
- On July 31, 2011 the Company had $320 million in cash on its balance sheet ($500 million minus $179 million of VRNT cash). The Company's recent investor presentation cited "Financial Strength"

Cadian questions the need to issue shares and further dilute shareholders when there appears to have been ample cash on the balance sheet

# Cadian will vote "AGAINST" three directors

CADIAN CAPITAL

- Cadian will vote "AGAINST" these three directors:
  - Raz Alon
    - Mr. Alon has served on the Board since before the stock option scandal and accounting problems began and has served on the Board during the entire restatement process that took over five years
    - Interim CEO in 2006, failed to get the Company's restatement finished
  - Joseph O'Donnell
    - Mr. O'Donnell has no industry experience in telecommunications billing or messaging services
    - Mr. O'Donnell is on the Boards of COMV and MLNK which are both under pressure from shareholders for governance issues and poor performance. Mr. O'Donnell has failed to create value for shareholders at the three public companies where he serves as a director
      - COMV is down approximately 83% since he joined the COMV Board in October 2009
      - MLNK is down approximately 39% since he joined the MLNK Board in November 2010
      - CMVT is down approximately 66% since he joined the CMVT Board in December 2006
  - Theodore H. Schell
    - CMVT is down approximately 66% since Mr. Schell joined the Board in December 2006
    - Member of compensation committee since December 2006

# Cadian Recommends Urgency

CADIAN CAPITAL

Steps required to improve shareholder value in the next 12 months:

- Explore strategic alternatives for core CNS business, Starhome and other assets
  - Alcatel-Lucent sold its Genesys contact center business to Permira, a private equity manager, for more than 2.5x revenue. This would imply a value of over $2 billion for the CMVT core CNS business or more than $9.75 per CMVT share *
- Optimize or collapse the holding company structure with VRNT
- Explore strategic alternatives for VRNT
- Preserve the NOLs
- Return excess capital to shareholders
- Perform all of the above expeditiously and urgently

In response to Cadian's campaign, management has alluded that they will explore strategic alternatives. The vote "AGAINST" campaign is to ensure that this is done with a sense of URGENCY absent during the past 5 years

* http://dealbook.nytimes.com/2011/10/19/permira-to-buy-alcatel-lucent-unit-for-1-5-billion/

# Types of Qualified Directors Cadian Wants

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- Advocate for Shareholders
  - Due to Alex Porter resigning from the Board, the entire Board owns less than 1% of the shares outstanding
  - CMVT should appoint another large shareholder to the Board with the incentive to maximize value for all shareholders and prevent further dilution
  - Company has not made any effort to add a shareholder representative
- Expert in VRNT business
  - VRNT represents a significant portion of the value at CMVT. No directors have experience in VRNT's business
  - CMVT owns 16.2 million shares of VRNT currently worth $462 million (@$28.62)
  - CMVT owns $345.3 million of VRNT Series A Convertible Preferred Stock
  - CMVT should appoint an individual with deep expertise in this core holding to the Board
- Expert in core CNS Voice Mail and Billing Business
  - CMVT should appoint a business leader with operations experience in the core CNS business to the Board to assist in increasing operating margins

# Conclusion

- Votes "AGAINST" send a message that URGENCY is needed to change the status quo at the Company and explore all strategic alternatives
- Votes "AGAINST" send a message that directors need to be held accountable for poor stock performance, poor operating performance and poor management of a five-year restatement process
- Votes "AGAINST" will create vacancies on the Board for more qualified members because director nominees who do not receive a majority of the votes cast are required to immediately tender their resignations
- Vote "AGAINST" Raz Alon
- Vote "AGAINST" Joseph O'Donnell
- Vote "AGAINST" Theodore H. Schell

# Contact Information

**Cadian Capital Management, LLC**
461 Fifth Avenue, 24th Floor
New York, NY 10017
(212) 792-8800

**Eric Bannasch**
Managing Member & Portfolio Manager
ebannasch@cadiancap.com

**Justin Griffith**
jgriffith@cadiancap.com

# Disclosures

CADIAN CAPITAL

The foregoing presentation relates to an exempt solicitation under Rule 14a-2(b)(1) under the Securities Exchange Act of 1934 by Cadian Capital Management, LLC ("Cadian") in connection with the 2011 annual meeting of shareholders (the "Annual Meeting") of Comverse Technology, Inc. (the "Company"). Cadian is not soliciting proxies from any shareholder of the Company in connection with the Annual Meeting. The foregoing does not constitute a solicitation of authority to vote the proxy of any shareholder of the Company, and Cadian will not accept proxy cards from any shareholder. Properly executed proxy cards voted "AGAINST" directors Raz Alon, Joseph O'Donnell and Theodore H. Schell should be returned to the Company, or shareholders may submit their vote by phone or the Internet by following the instructions provided by the Company.